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PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES 2004 FOURTH QUARTER AND FISCAL YEAR RESULTS

        March 2, 2005, Aurora, Ontario, Canada......MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three months and year ended December 31, 2004. All figures are in U.S. dollars unless otherwise noted.

	Real Estate Business
	Three Months Ended December 31,		Year Ended December 31,
				2003 Pro Forma(1)
	2004	2003	2004
	(in thousands, except per share figures)
Revenues	$33,996	$30,969	$128,772	$116,356
Net income(2)	$17,576	$10,331	$52,263	$49,834
Funds from operations ("FFO")(2)(3)	$27,254	$22,697	$92,741	$87,283
Diluted FFO per share(2)(3)	$0.57	$0.47	$1.92	$1.81

	MID Consolidated
	Three Months Ended December 31,		Year Ended December 31,
	2004	2003	2004	2003
	(in thousands, except per share figures)
Revenues
Real Estate Business	$33,996	$30,969	$128,772	$116,180
Magna Entertainment Corp. ("MEC")	135,467	134,929	725,188	697,786
Eliminations(5)	(85)	—	(85)	—

	$169,378	$165,898	$853,875	$813,966

Net income (loss)
Real Estate Business(2)	$17,576	$10,331	$52,263	$29,972
MEC(4)	(28,298)	(60,737)	(57,717)	(62,316)
Eliminations(5)	(3,046)	—	(3,046)	—

	$(13,768)	$(50,406)	$(8,500)	$(32,344)

Diluted loss per share(4)(6)	$(0.29)	$(1.05)	$(0.18)	$(1.03)

(1)
On August 19, 2003, the shareholders of Magna International Inc. ("Magna") approved spin-off transactions to list MID as a separate, publicly-traded company. Pro forma results for the Real Estate Business give effect to the spin-off transactions, including business combinations, changes in legal, capital and lease structures, and committed levels of executive compensation for new officers of MID, as though all of these changes had occurred effective January 1, 2002. Pro forma results have been provided for the Real Estate Business for the year ended December 31, 2003 in order to allow a more meaningful basis for comparison of current and prior year's financial performance. No pro forma adjustments were required to be made to the results for the three months ended December 31, 2003 and the three months and year ended December 31, 2004.

(2)
The Real Estate Business' results for the year ended December 31, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter of 2004 related to the Company's decision that it would not proceed with its offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID (the "Proposed MEC Privatization"), and (iii) a $1.4 million net future income tax charge incurred in the second quarter ($2.0 million charge) and fourth quarter ($0.6 million credit) in order to revalue downwards future tax assets and liabilities related to European operations to reflect decreases in corporate income tax rates. For the year ended December 31, 2004, excluding the impact of these items, the Real Estate Business' net income was $61.0 million, FFO was $98.8 million, and diluted FFO per share was $2.05.

(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.

(4)
Net income (loss) for the year ended December 31, 2004 includes the impact of non-cash write-downs of MEC's long-lived assets recorded during the three months ended June 30, 2004 of $26.7 million (2003 — $134.9 million in the fourth quarter). The impact of these write-downs to MEC's segment net income for the year ended December 31, 2004 was $15.6 million (2003 — $47.9 million).

(5)
Transactions between the Real Estate Business and Magna Entertainment Corp. have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(6)
Diluted earnings per share for the year ended December 31, 2003 includes net income only for the period subsequent to August 29, 2003, the effective date of the spin-off from Magna.

REAL ESTATE BUSINESS

Operating and Development Highlights

        In respect of our core rental portfolio, we brought $70 million, or 1.2 million square feet, of Magna related facilities on-stream during 2004 of which $50 million, or 760 thousand square feet, came on-stream in the fourth quarter of 2004. Properties coming on-stream in the fourth quarter include 717 thousand square feet of the 938 thousand square foot facility in Bowling Green, Kentucky which we purchased from, and leased back to, the Magna group.

        At December 31, 2004, MID's construction group had five properties under development: two in Canada and one each in Mexico, the U.S. and the Czech Republic. These developments include new greenfield projects and expansions to existing facilities, and when completed will add a total of 630 thousand square feet to our income-producing portfolio. The total anticipated project costs related to these projects are $47.1 million, of which $31.5 million has been spent as of December 31, 2004. New projects under development received in the fourth quarter include the remaining 221 thousand square feet of the Bowling Green facility and one new project in Mexico for Magna's Intier group for a 94 thousand square foot facility. In addition, we continue to pursue the completion of definitive documents in respect of a 370 thousand square foot facility located in Saltillo, Mexico, which the Company intends to purchase from, and subsequently lease to, the Magna group.

        At December 31, 2004, the Real Estate Business had 25.6 million square feet of leasable area, with annualized lease payments of $141.9 million, representing a return of 10.2% on the gross carrying value of our income-producing property portfolio.

        In respect of our relationship with Magna Entertainment Corp., in December, we announced project financing of $192 million for the reconstruction of facilities at Gulfstream Park racetrack in Florida and The Meadows racetrack and slot facility in Pennsylvania that provides MID an attractive return on its investment, coupled with an appropriate security and covenant package.

        Also in December, we issued Cdn.$265 million of 6.05% senior unsecured debentures, due December 22, 2016, to fund ongoing construction projects with the Magna Group, the MEC project financing, and for general corporate purposes.

        "In our first full year as a public company, we have continued to nurture our key Magna relationship and have grown our core rental portfolio of industrial facilities as evidenced by our strong 2004 results", stated John Simonetti, Chief Executive Officer of MID. "We continue to see steady demand for real estate developments coming not only from Magna, but also from Magna Entertainment. In the fourth quarter, we announced project financing for two key MEC facilities, which will boost the cash flows of our Real Estate Business once these projects come on-stream. We are fortunate to be in a position to evaluate both Magna and MEC projects, and particularly, fortunate to be able to do so with a conservatively leveraged balance sheet, which gives us significant financial flexibility to run our business."

Three Months Ended December 31, 2004

        For the three months ended December 31, 2004, revenues were $34.0 million, an increase of $3.0 million or 10% over pro forma and actual revenues for the three months ended December 31, 2003 of $31.0 million. The higher revenues reflect $2.6 million of increases from contractual rent increases and the weaker U.S. dollar, $0.8 million of increases from completed development projects coming on-stream, and $0.1 million of interest income earned from MEC, partially offset by the effect of vacancies and other items, which decreased revenues by $0.5 million.

        Net income for the 2004 fourth quarter was $17.6 million, an increase of $7.2 million or 70% over the prior year pro forma and actual amount of $10.3 million. The increase in net income was the result of higher revenues of $3.0 million, lower general and administrative expenses of $0.8 million, additional interest income and other gains of $0.3 million and lower income taxes of $3.3 million, partially offset by an increase in depreciation expense of $0.2 million. The lower income tax expense was primarily due to adjustments required to our 2003 full year tax provision which were recorded in the fourth quarter of 2003 and a change in tax rates in Germany which reduced the tax provision by $0.6 million in the fourth quarter of 2004.

        FFO in the three months ended December 31, 2004 was $27.3 million, or $0.57 per share, an increase of 20% from pro forma and actual FFO of $22.7 million, or $0.47 per share, for the comparable period in 2003. The increase in FFO of $4.6 million is primarily due to the revenue increase of $3.0 million and lower general and administrative expenses, excluding the impact of non-cash stock option expenses, of $1.2 million.

Year Ended December 31, 2004

        On September 2, 2003, 100% of our shares were distributed by Magna to its shareholders of record on August 29, 2003, and we became a separate, publicly-traded company. Pro forma results of the Real Estate Business for the year ended December 31, 2003 give effect to the "spin-off" transactions as though they occurred on January 1, 2002. Pro forma results have been provided for the prior year in order to allow a more meaningful basis for comparison of our current and prior year's financial performance.

        For the year ended December 31, 2004, revenue was $128.8 million, an increase of $12.4 million or 11% over pro forma rental revenue for the year ended December 31, 2003 of $116.4 million. The higher rental revenue reflects an increase of $7.5 million due to the strengthening of the Canadian dollar and the euro against the U.S. dollar, contractual rent increases of $4.9 million, completed development projects coming on-stream of $3.0 million, and $0.1 million of interest earned from MEC, partially offset by a decrease in the straight-line rent adjustment of $2.6 million and the effect of vacancies and other adjustments, which lowered revenues by $0.5 million.

        For the year ended December 31, 2004, net income of the Real Estate Business was $52.3 million. Included in this amount are unusual expenses, net of income taxes, of $8.7 million related to: (i) $4.9 million for employee settlement expenses, (ii) $2.4 million of costs related to the Proposed MEC Privatization, and (iii) a $1.4 million future income tax charge (see footnote (2) above for details of each of these items). Absent these unusual charges, net income of the Real Estate Business for the year ended December 31, 2004 was $61.0 million, representing an increase of $11.4 million or approximately 23% over the pro forma net income for the year ended December 31, 2003. The increase in net income, excluding the impact of these unusual items, is attributable to increased revenues of $12.4 million, additional net interest income and other gains of $1.3 million, and a reduction in income tax expense of $3.8 million, partially offset by an increase in general and administrative expenses of $4.0 million and an increase in depreciation expense of $2.1 million.

        The increase in general and administrative expenses is due to actual expenses for the year ended December 31, 2004 being compared to four months of actual expenses and eight months of pro forma expenses for the year ended December 31, 2003. Actual general and administrative expenses are higher than the prior year pro forma amounts due to the additional public company costs and additional staffing costs (in addition to the incremental "committed" executive compensation costs included in the pre spin-off pro forma general and administrative expenses for the year ended December 31, 2003) incurred by the Company following the spin-off from Magna.

        FFO for the year ended December 31, 2004 was $92.7 million, or $1.92 per share. Excluding the after-tax impact of unusual items amounting to $6.1 million, including employee settlement expenses of $3.7 million and costs related to the Proposed MEC Privatization of $2.4 million, FFO in the year ended December 31, 2004 was $98.8 million, or $2.05 per diluted share, an increase of 13% from pro forma FFO of $87.3 million, or $1.81 per diluted share, for the year ended December 31, 2003.

MAGNA ENTERTAINMENT CORP. (MEC)

        MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's financial results for the fourth quarter of 2004 reflect the full quarter's operations for all of MEC's racetracks and related pari-mutuel wagering operations. The comparative results for the fourth quarter of 2003 do not reflect the operations of Magna Racino™, RaceONTV™ and MEC's international wagering business, which commenced operations during 2004.

        Revenues for the fourth quarter and year ending December 31, 2004 increased 0.4% to $135.5 million and 3.9% to $725.2 million from the prior year comparable periods, respectively. The increase in revenue for the year ended December 31, 2004 is primarily attributable to the acquisition of Flamboro Downs, the opening of Magna Racino™ on April 4, 2004, increased decoder revenues at MEC's California racetracks as a result of revenue being recognized during the second quarter of 2004 for amounts previously in dispute, increased attendance and wagering at Pimlico on the Preakness Stakes®, increased revenues earned at Lone Star Park at Grand Prairie as a result of hosting the 2004 Breeders' Cup™ and increased stall rent at Palm Meadows®, MEC's thoroughbred training center in Palm Beach County, Florida, partially offset by fewer live race days at MEC's largest tracks and reduced on-track and inter-track wagering revenues at several of MEC's facilities due to lower average daily attendance.

        Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), excluding the impact of dilution losses, other gains and minority interest, was a loss of $35.9 million in the year ended December 31, 2004, compared to a loss of $117.9 million in the prior year, and was a loss of $24.7 million for the fourth quarter ended December 31, 2004, compared to a loss of $148.1 million in the prior year period. EBITDA was adversely impacted by non-cash write-downs relating to long-lived assets of $26.7 million in the second quarter of 2004 and $134.9 million in the fourth quarter of 2003.

        Excluding the non-cash write-downs of long-lived assets and impairment charges, the $26.1 million decline in EBITDA for the year ended December 31, 2004 is primarily attributable to $58.8 million of increased operating costs in 2004, partially offset by increased revenues of $27.4 million. The increased operating costs in 2004 are primarily due to increased predevelopment costs incurred in the pursuit of alternative gaming opportunities and regulatory reform, the opening of Magna Racino™, pre-operating and start-up costs related to RaceONTV™ and other international business developments, additional distribution costs at Horse Racing TV™ as a result of the carriage agreement with the operator of the Dish Network™ and increased costs at Santa Anita Park with the opening of an entertainment facility including a new restaurant and sports bar.

        Excluding the write-downs and impairment charges, the $11.4 million decline in EBITDA for the three months ended December 31, 2004 is primarily attributable to $13.2 million of increased operating costs in the fourth quarter of 2004, including $5.4 million of predevelopment costs, compared to the fourth quarter of 2003.

        Net loss for the year ended December 31, 2004 decreased to a loss of $57.7 million compared to a loss of $62.3 million in the prior year. The net loss in 2003 includes $47.8 million, after related income taxes and minority interest, of non-cash write-downs and impairment charges of long-lived and intangible assets, compared to $15.6 million, after related income taxes and minority interest, of non-cash write-downs of long-lived assets in 2004. Excluding these non-cash write-downs, the net loss in 2004 increased $27.6 million compared to the prior year, primarily due to the increased EBITDA loss as noted previously, higher interest expense on MEC's subordinated notes and other debt, higher levels of depreciation related to the Magna Racino™ and the Palm Meadows® training center and a lower recovery of income taxes as the tax benefit of losses were not recognized in 2004.

        At December 31, 2004, the market value of MID's shareholding in MEC was $378.2 million, based on the closing price of $6.02 per share for MEC Class A Subordinated Voting Stock (NASDAQ:MECA) on that date.

OTHER MATTERS

Dividends

        MID's Board of Directors has declared a dividend on MID's Class A Subordinate Voting Shares and Class B Shares for the fourth quarter ended December 31, 2004. A dividend of U.S. $0.09 per share is payable on or after April 15, 2005 to shareholders of record at the close of business on March 31, 2005.

Annual and Special Meeting of Shareholders

        On January 18, 2005, MID received a letter from a shareholder requisitioning a shareholders' meeting to consider proposals that the MID Board of Directors consider having MID dispose of its equity stake in MEC and convert into a real estate investment trust. The proposals are being considered by a Special Committee of independent directors of MID comprised of Douglas Young (Chairman), Philip Fricke, and Manfred Jakszus, each of whom has been determined by the MID Board of Directors to be independent of MEC, MID Management and MID's controlling shareholder, Frank Stronach. The Special Committee has retained Goodmans LLP as its independent legal advisor and CIBC World Markets Inc. as its independent financial advisor.

        The recommendations of the Special Committee and the MID Board of Directors with respect to the proposals will be set out in the management information circular that will be mailed to MID shareholders in advance of the Company's annual and special meeting of shareholders to be held on May 4, 2005. The Company has set a record date of March 16, 2005 for the determination of shareholders entitled to notice of the meeting. In addition to customary annual meeting matters, the MID shareholders will have the opportunity to consider the proposals at the meeting.

CONFERENCE CALL

        A conference call will be held for interested analysts and shareholders to discuss our fourth quarter results on March 2, 2005 at 10:00 am EST (Toronto time). The number to use for this call is 1-800-814-4859. The number for overseas callers is 416-640-4127. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

        For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21113186 #) and the rebroadcast will be available until March 9, 2005.

ABOUT MID

        MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

        For further information, please contact Doug Tatters, Executive Vice-President and Chief Financial Officer, at 905-726-7507. For teleconferencing questions, please contact Deborah Fox at 905-726-7626.

        The contents of this press release contain statements which constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES

REAL ESTATE BUSINESS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(U.S. dollars in thousands, except per share figures)
(Unaudited)

			Year Ended December 31,
	Three Months Ended December 31,
				2003 Pro Forma
	2004 Actual	2003(1)	2004 Actual
Net income	$17,576	$10,331	$52,263	$49,834
Add back (deduct) non-cash items:
Depreciation and amortization	8,806	8,577	34,211	32,122
Future income taxes	193	3,718	4,350	7,526
Stock-based compensation expense	275	—	1,833	—
Straight-line rent adjustment	404	91	300	(2,313)
(Gain) loss on disposal of real estate	—	(20)	(216)	114

Funds from operations	$27,254	$22,697	$92,741	$87,283

Funds from operations per share
Basic and diluted	$0.57	$0.47	$1.92	$1.81

Average number of shares outstanding (thousands)
Basic	48,168	48,130	48,157	48,130
Diluted	48,184	48,140	48,195	48,140

(1)
For the three months ended December 31, 2003, the Real Estate Business' pro forma results of operations are identical to its actual results of operations in accordance with GAAP.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Three Months Ended, December 31,		Three Months Ended, December 31,		Three Months Ended, December 31,
	2004	2003	2004	2003	2004	2003
Revenues
Rental revenue (note 15)	$33,911	$30,969	$33,911	$30,969	$—	$—
Racing and other (note 15)	135,467	134,929	—	—	135,467	134,929
Interest income from MEC (note 15)	—	—	85	—	—	—

	169,378	165,898	33,996	30,969	135,467	134,929

Operating costs and expenses
Purses, awards and other	58,114	59,042	—	—	58,114	59,042
Operating costs	81,865	68,687	—	—	81,865	68,687
General and administrative (note 15)	27,188	25,439	4,064	4,916	20,163	20,523
Depreciation and amortization	19,109	17,317	8,806	8,577	10,303	8,740
Interest expense (income), net	6,570	4,883	(321)	(29)	6,891	4,912
Write-down of MEC's long-lived and intangibles assets (note 3)	—	134,856	—	—	—	134,856

Operating income (loss)	(23,468)	(144,326)	21,447	17,505	(41,869)	(161,831)
Gain (loss) on disposal of real estate	—	51	—	20	—	31

Income (loss) before income taxes and minority interest	(23,468)	(144,275)	21,447	17,525	(41,869)	(161,800)
Income tax expense (recovery)	10,349	(51,025)	3,871	7,194	6,478	(58,219)
Minority interest	(20,049)	(42,844)	—	—	(20,049)	(42,844)

Net income (loss)	$(13,768)	$(50,406)	$17,576	$10,331	$(28,298)	$(60,737)

Basic and diluted loss per
Class A Subordinate Voting or Class B Share (note 5)	$(0.29)	$(1.05)

Average number of Class A
Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 5) Basic and Diluted	48,168	48,130

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Year Ended, December 31,		Year Ended, December 31,		Year Ended, December 31,
	2004	2003	2004	2003	2004	2003
Revenues
Rental revenue (note 15)	$128,687	$116,180	$128,687	$116,180	$—	$—
Racing and other (note 15)	725,188	697,786	—	—	725,188	697,786
Interest income from MEC (note 15)	—	—	85	—	—	—

	853,875	813,966	128,772	116,180	725,188	697,786

Operating costs and expenses
Purses, awards and other	339,991	336,770	—	—	339,991	336,770
Operating costs	333,935	275,114	—	—	333,935	275,114
General and administrative (note 15)	98,544	79,975	25,502	10,962	70,081	69,013
Depreciation and amortization	72,466	63,983	34,211	32,086	38,255	31,897
Interest expense (income), net	25,224	40,178	(963)	25,032	26,187	15,146
Write-down of MEC's long-lived assets (note 3)	26,685	134,856	—	—	26,685	134,856

Operating income (loss)	(42,970)	(116,910)	70,022	48,100	(109,946)	(165,010)
Gain (loss) on disposal of real estate	9,842	(83)	216	(114)	9,626	31
Dilution losses and other gains (note 15)	883	—	—	—	883	—

Income (loss) before income taxes and minority interest	(32,245)	(116,993)	70,238	47,986	(99,437)	(164,979)
Income tax expense (recovery)	16,030	(40,692)	17,975	18,014	(1,945)	(58,706)
Minority interest	(39,775)	(43,957)	—	—	(39,775)	(43,957)

Net income (loss)	$(8,500)	$(32,344)	$52,263	$29,972	$(57,717)	$(62,316)

Basic and diluted loss per
Class A Subordinate Voting or Class B Share (note 5)	$(0.18)	$(1.03)

Average number of Class A
Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 5) Basic and Diluted	48,157	48,130

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS (DEFICIT)

(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2004	2003	2004	2003
Retained earnings (deficit), beginning of period, as previously reported (note 11)	$(61,356)	$918	$(49,488)	$—
Adjustment for change in accounting policy related to stock-based compensation (note 2)	—	—	(4,134)	—

Retained earnings (deficit), beginning of period, after change in accounting policy	(61,356)	918	(53,622)	—
Magna's net investment, beginning of period	—	—	—	1,432,225
Net loss	(13,768)	(50,406)	(8,500)	(32,344)
Costs associated with capital transactions of subsidiaries	(472)	—	(472)	—
Dividends	(4,336)	—	(17,338)	—
Net distributions to Magna	—	—	—	(1,440,640)
Charge to net investment related to lease amendments	—	—	—	(5,494)
Change in currency translation adjustment	—	—	—	(3,235)

Deficit, end of period	$(79,932)	$(49,488)	$(79,932)	$(49,488)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Three Months Ended December 31,		Three Months Ended December 31,		Three Months Ended December 31,
	2004	2003	2004	2003	2004	2003
OPERATING ACTIVITIES
Net income (loss)	$(13,768)	$(50,406)	$17,576	$10,331	$(28,298)	$(60,737)
Items not involving current cash flows (note 13)	2,599	53,046	9,475	11,866	(6,961)	41,180
Changes in non-cash balances (note 13)	11,089	39,055	(46)	14,981	11,135	24,074

Cash provided by (used in) operating activities	(80)	41,695	27,005	37,178	(24,124)	4,517

INVESTMENT ACTIVITIES
Property and fixed asset additions	(91,641)	(88,640)	(52,819)	(37,016)	(38,822)	(51,624)
Other assets disposals (additions)	32	(282)	148	(1,437)	(116)	1,155
Proceeds on disposal of real estate properties	2,746	13,610	—	362	2,746	13,248
Loan receivable from MEC (note 15)	—	—	(26,341)	—	—	—

Cash used in investment activities	(88,863)	(75,312)	(79,012)	(38,091)	(36,192)	(37,221)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	2,500	1,887	—	(307)	2,500	2,194
Issuance of long-term debt	99,979	26,682	—	26,682	99,979	—
Repayment of long-term debt	(49,926)	(31,516)	(308)	(29,395)	(49,618)	(2,121)
Issuance of senior unsecured debentures, net	213,133	—	213,133	—	—	—
Loan payable to MID, net (note 15)	—	—	—	—	23,380	—
Issuance of shares	781	—	781	—	—	—
Costs associated with capital transactions of subsidiaries	(472)	—	(472)	—	—	—
Dividends paid	(4,336)	—	(4,336)	—	—	—

Cash provided by (used in) financing activities	261,659	(2,947)	208,798	(3,020)	76,241	73

Effect of exchange rate changes on cash and cash equivalents	3,022	5,060	1,260	6,427	1,762	(1,367)

Net increase (decrease) in cash and cash equivalents during the period	175,738	(31,504)	158,051	2,494	17,687	(33,998)
Cash and cash equivalents, beginning of period	113,952	161,398	70,823	27,593	43,129	133,805

Cash and cash equivalents, end of period	$289,690	$129,894	$228,874	$30,087	$60,816	$99,807

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2004	2003	2004	2003	2004	2003
OPERATING ACTIVITIES
Net income (loss)	$(8,500)	$(32,344)	$52,263	$29,972	$(57,717)	$(62,316)
Items not involving current cash flows (note 13)	52,823	99,668	40,395	37,370	12,343	62,298
Changes in non-cash balances (note 13)	23,992	19,996	13,917	6,318	10,075	13,678

Cash provided by (used in) operating activities	68,315	87,320	106,575	73,660	(35,299)	13,660

INVESTMENT ACTIVITIES
Property and fixed asset additions	(224,665)	(215,705)	(83,680)	(109,747)	(140,985)	(105,958)
Other assets disposals (additions)	(622)	(16,867)	(40)	(318)	(582)	(16,549)
Proceeds on disposal of real estate properties	22,319	15,145	2,478	1,897	19,841	13,248
Loan receivable from MEC (note 15)	—	—	(26,341)	—	—	—

Cash used in investment activities	(202,968)	(217,427)	(107,583)	(108,168)	(121,726)	(109,259)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	29,500	(43,690)	—	(911)	29,500	(42,779)
Issuance of long-term debt	119,236	45,255	—	29,145	119,236	16,110
Repayment of long-term debt	(56,217)	(47,123)	(566)	(29,610)	(55,651)	(17,513)
Issuance of note obligations	—	145,000	—	—	—	145,000
Issuance of senior unsecured debentures, net	213,133	—	213,133	—	—	—
Loan payable to MID, net (note 15)	—	—	—	—	23,380	—
Issuance of shares	1,502	—	1,502	—	—	—
Minority investment in subsidiary	852	173	—	—	852	173
Costs associated with capital transactions of subsidiaries	(472)	—	(472)	—	—	—
Dividends paid	(17,338)	—	(17,338)	—	—	—
Net contribution by (to) Magna	—	55,363	—	55,363	—	—

Cash provided by (used in) financing activities	290,196	154,978	196,259	53,987	117,317	100,991

Effect of exchange rate changes on cash and cash equivalents	4,253	10,133	3,536	3,399	717	6,734

Net increase (decrease) in cash and cash equivalents during the period	159,796	35,004	198,787	22,878	(38,991)	12,126
Cash and cash equivalents, beginning of period	129,894	94,890	30,087	7,209	99,807	87,681

Cash and cash equivalents, end of period	$289,690	$129,894	$228,874	$30,087	$60,816	$99,807

See accompanying notes

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
As at December 31,	2004	2003	2004	2003	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$289,690	$129,894	$228,874	$30,087	$60,816	$99,807
Restricted cash	26,575	24,738	—	—	26,575	24,738
Accounts receivable	61,484	51,223	12,356	17,008	49,128	34,215
Income taxes receivable	2,073	1,809	—	—	2,073	1,809
Prepaid expenses and other	16,570	13,457	212	518	16,358	12,939

	396,392	221,121	241,442	47,613	154,950	173,508

Real estate properties, net (note 6)	2,269,842	2,066,382	1,357,700	1,227,512	912,243	838,870
Fixed assets, net	56,161	31,562	532	208	55,629	31,354
Loan receivable from MEC (note 15)	—	—	26,426	—	—	—
Deferred rent receivable	13,851	13,930	13,851	13,930	—	—
Racing licenses	240,893	236,098	—	—	240,893	236,098
Other assets, net	18,348	20,229	2,430	323	18,863	19,906
Future tax assets	44,379	42,820	9,134	12,790	35,245	30,030

	$3,039,866	$2,632,142	$1,651,515	$1,302,376	$1,417,823	$1,329,766

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 9)	$27,500	$6,696	$—	$—	$27,500	$6,696
Accounts payable and accrued liabilities	176,756	128,481	39,520	18,487	137,236	109,994
Income taxes payable	5,907	2,571	5,907	2,571	—	—
Long-term debt due within one year (note 7)	18,076	58,618	313	570	17,763	58,048
Deferred revenue	29,434	19,335	—	—	29,434	19,335

	257,673	215,701	45,740	21,628	211,933	194,073

Long-term debt (note 7)	248,003	128,387	6,505	6,361	241,498	122,026
Note obligations	211,062	208,933	—	—	211,062	208,933
Senior unsecured debentures (note 8)	219,228	—	219,228	—	—	—
Loan payable to MID (note 15)	—	—	—	—	26,426	—
Future tax liabilities	169,781	164,275	33,325	30,790	136,456	133,485
Minority interest	253,726	282,752	—	—	253,726	282,752

	1,359,473	1,000,048	304,798	58,779	1,081,101	941,269

Shareholders' equity:
Class A Subordinate Voting Shares (note 10)	1,554,779	1,552,901
Class B Shares (note 10)	17,893	17,893
Contributed surplus	2,387	—
Deficit (note 11)	(79,932)	(49,488)
Currency translation adjustment	185,266	110,788

	1,680,393	1,632,094	1,346,717	1,243,597	336,722	388,497

	$3,039,866	$2,632,142	$1,651,515	$1,302,376	$1,417,823	$1,329,766

Commitments and contingencies (note 16)

See accompanying notes

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at December 31, 2004 and 2003 and for the
three months and year ended December 31, 2004 and 2003 are unaudited)

1.     BASIS OF PRESENTATION

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2003, except as discussed in note 2 below. The Company has reclassified certain prior period amounts to conform to the current period's presentation.

  The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company"). MID is the former real estate division of Magna International Inc. ("Magna") and became a separate, publicly traded company on September 2, 2003. The Company's results for the three months and year ended December 31, 2003 are presented on a carve-out basis from Magna.

  The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing 96.6% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with minority ownership accounted for as minority interest.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2004 and 2003 and the results of operations and cash flows for the three month periods and years ended December 31, 2004 and 2003.

  MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is earned in the first quarter of each year.

  Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 14 to the unaudited interim consolidated financial statements. Related party transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 15(a), are eliminated in the consolidated results of operations and financial position of the Company.

2.     ACCOUNTING CHANGES

  Stock-based Compensation

  In November 2003, The Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company adopted these requirements effective January 1, 2004. The standard has been applied on a retroactive basis. The consolidated statements of income (loss) for the three months and year ended December 31, 2003 have not been restated. For the year ended December 31, 2004, the cumulative impact of stock-based compensation for the fiscal years ended December 31, 2003 and 2002 was recognized in the financial statements as an adjustment to opening deficit at January 1, 2004. At the segment level, the impact of this recognition was an increase in MEC's minority interest of $3.2 million and a decrease in MEC's shareholders' equity of $3.2 million. On a consolidated basis, the impact of the restatement was an increase in minority interest of $3.2 million, an increase in deficit of $4.1 million, and an increase in contributed surplus of $0.9 million.

  In the three months ended December 31, 2004, the effect of the adoption of the fair value method for stock-based compensation expense was an increase in general and administrative expenses of $0.4 million (Real Estate Business — $0.2 million; MEC — $0.2 million) and a decrease in minority interest expense of $0.1 million. For the year ended December 31, 2004, the effect of the adoption of the fair value method for stock-based compensation expense was an increase in general and administrative expenses of $2.8 million (Real Estate Business — $1.8 million; MEC — $1.0 million) and a decrease in minority interest expense of $0.4 million.

  Compensation expense is recognized for stock options granted based upon the fair value of the options at the grant date. Compensation expense is recognized over the vesting period of the options in general and administrative expenses with a corresponding amount included in equity as contributed surplus.

  The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

  The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period in which the options are forfeited or cancelled.

  Hedging Relationships

  In November 2002 and June 2003, the CICA approved certain amendments to Accounting Guideline 13, "Hedging Relationships" ("AcG-13") which were adopted by the Company effective January 1, 2004. AcG-13 provides guidance on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and for the discontinuance of hedge accounting. The amendments clarified certain of the requirements in AcG-13 and provided additional application guidance. The adoption of AcG-13 did not have an impact on the Company's unaudited interim consolidated financial statements for the three months and year ended December 31, 2004.

3.     WRITE-DOWN OF MEC'S LONG-LIVED ASSETS

  MEC's long-lived assets and racing licenses were tested for impairment upon completion of MEC's annual business planning process. The fair value of the racetracks was determined using the discounted cash flow method, including a probability-weighted approach in considering the likelihood of possible outcomes. This method also included a determination of the estimated future cash flows associated with the racing licenses and long-lived assets directly associated with, and expected to arise as a direct result of, the use and disposition of those assets. The fair value determined was then compared to the carrying value of the racing licenses and long-lived assets in order to determine the amount of the impairment. The long-lived assets consist of fixed assets and real estate properties.

  Write-downs and impairment charges relating to long-lived and intangible assets recognized are as follows:

	Year Ended December 31, 2004(a)	August 30, 2003 to December 31, 2003(b)
Gulfstream Park	$26,252	$49,078
The Maryland Jockey Club ("MJC")	433	47,712
Bay Meadows	—	20,294
Multnomah Greyhound Park	—	5,538
Remington Park	—	4,780
Portland Meadows	—	3,754
Thistletown	—	3,700

	$26,685	$134,856

  (a)
  MEC commenced a major redevelopment of its Gulfstream Park racetrack and demolished certain long-lived assets. As a result, MEC recognized a non-cash write-down of $26.3 million in the three months ended June 30, 2004 and the year ended December 31, 2004 related to Gulfstream Park's long-lived assets in connection with the redevelopment.

    MEC has also commenced the redevelopment of the racing surfaces at Laurel Park. As a result, MEC recognized a non-cash write-down of $0.4 million in the three months ended June 30, 2004 and in the year ended December 31, 2004 related to Laurel Park's long-lived assets in connection with the redevelopment.

  (b)
  During the year ended December 31, 2003, Gulfstream Park and MJC experienced lower average daily attendance, and decreased on-track wagering activity compared to the prior year. Based on these impairment indicators, MEC tested Gulfstream Park's and MJC's long-lived and intangible assets for recoverability. MEC used an expected present value approach of estimated future cash flows, including a probability weighted approach in considering the likelihood of possible outcomes, to determine the fair value of the long-lived and intangible assets. Based on this analysis, non-cash impairment charges were required of Gulfstream Park's racing license of $49.1 million and a portion of MJC's racing license of $47.7 million in the three months and year ended December 31, 2003.

    A non-cash impairment charge of the Bay Meadows' racing license of $19.6 million and goodwill of $0.7 million was recorded in the three months and year ended December 31, 2003 based on uncertainty regarding future renewals of the lease of the Bay Meadows facility, which was renewed on a year-to-year basis in each of 2002 and 2003, but expired on December 31, 2004.

    The operations at Multnomah Greyhound Park, Remington Park, Portland Meadows and Thistledown produced operating losses in 2003. Based on this impairment indicator, MEC tested these racetrack's respective long-lived and intangible assets for recoverability. MEC used an expected present value approach of estimated future cash flows, including a probability weighted approach in considering the likelihood of possible outcomes, to determine the fair value of the long-lived and intangible assets. Based on this analysis, non-cash impairment charges were recorded in the three months and year ended December 31, 2003 for Multnomah Greyhound Park's racing license of $5.5 million, Remington Park's fixed assets of $3.9 million and other intangible assets of $0.9 million, Portland Meadows' racing license of $0.2 million and other intangible assets of $3.6 million and Thistledown's racing license of $3.7 million.

4.     SALE AND LEASE ARRANGEMENT OF GREAT LAKES DOWNS

  On August 24, 2004, MI Racing Inc., a wholly owned subsidiary of MEC, sold the real property and associated racetrack license of Great Lakes Downs to Richmond Racing Co., LLC ("Richmond Racing") for approximately $4.2 million. The consideration included cash of $0.2 million and the issuance of a 20-year promissory note with a principal amount of $4.0 million.

  The promissory note, which bears interest at 5.0% per annum, is repayable by Richmond Racing in monthly principal and interest payments of $26 thousand until maturity. MI Racing Inc. also has an option to repurchase the property and associated racetrack license of Great Lakes Downs from Richmond Racing in the event that MEC is unsuccessful in obtaining a racetrack license for a proposed racetrack in Romulus, Michigan, or in the event that state law in Michigan is amended to allow an entity to hold more than one racetrack license.

  MI Racing Inc. has also entered into a lease agreement with Richmond Racing, which gives MI Racing Inc. the conditional right to continue operating Great Lakes Downs and conducting thoroughbred race meetings at the racetrack. The lease is for an initial term of five years with an option to renew the lease for up to three additional periods of five years each. The lease requires MI Racing Inc. to make monthly rental payments of $30 thousand to Richmond Racing.

  Based on the terms contained in the sale and lease arrangement between MI Racing Inc. and Richmond Racing, for accounting purposes the transaction has not been accounted for as a sale and leaseback, but rather using the financing method of accounting under generally accepted accounting principles.

5.     LOSS PER SHARE

  The computation of diluted loss per share for the three months ended December 31, 2004 excludes the effect of the potential exercise of a weighted average of 364,000 (575,000 for the three months ended December 31, 2003) options to acquire Class A Subordinate Voting Shares because the effect would be anti-dilutive. The computation of diluted loss per share in for the year ended December 31, 2004 excludes the effect of the potential exercise of a weighted average of 553,060 (August 30, 2003 to December 31, 2003 — 545,259) options to acquire Class A Subordinate Voting Shares because the effect would be anti-dilutive.

  The Company's loss per share for the year ended December 31, 2003 reflects the Company's net loss only for the period subsequent to August 29, 2003, the date when Magna's net investment was exchanged for Class A Subordinate Voting Shares and Class B Shares of the Company as part of the Company's spin-off from Magna. The weighted average number of basic and fully diluted outstanding shares is calculated for the same period of August 30, 2003 to December 31, 2003.

6.     REAL ESTATE PROPERTIES

  Real estate properties consist of:

	December 31, 2004	December 31, 2003
Real Estate Business
Income-producing properties under operating leases
Land	$198,940	$179,848
Buildings, parking lots and roadways — cost	1,186,112	1,058,948
Buildings, parking lots and roadways — accumulated depreciation	(195,654)	(150,913)

	1,189,398	1,087,883

Development properties
Land and improvements	105,408	124,926
Properties under development	31,477	8,700

	136,885	133,626

Properties held for sale	31,417	6,003

	1,357,700	1,227,512

MEC
Revenue-producing racetrack properties
Land and improvements	219,028	210,859
Buildings — cost	426,947	253,619
Buildings — accumulated depreciation	(73,269)	(36,454)
Construction in progress	104,596	101,216

	677,302	529,240

Excess racetrack properties	98,332	97,201

Development properties
Land and improvements	49,400	60,089
Properties under development	1,222	62,441

	50,622	122,530

Revenue-producing non-racetrack properties
Land and improvements	37,543	35,236
Buildings — cost	56,957	53,939
Buildings — accumulated depreciation	(11,025)	(8,621)

	83,475	80,554

Properties held for sale	2,512	9,345

	912,243	838,870

Eliminations (note 15(a))	(101)	—

Consolidated	$2,269,842	$2,066,382

7.     LONG-TERM DEBT

  (a)
  Long-term debt consists of the following:

	2004	2003

Real Estate Business
Mortgage bearing interest at 8.0% per annum with a maturity date of January 2009. The mortgage is repayable in equal blended monthly payments of Cdn$49 thousand and is secured by the underlying property.	$4,005	$3,895
Mortgage bearing interest at 8.1% per annum with a maturity date of January 2011. The mortgage is repayable in equal blended monthly payments of Cdn$35 thousand and is secured by the underlying property.	2,813	2,736
Mortgage bearing interest at 11.0% per annum that matured and was repaid in September 2004.	—	300

	6,818	6,931

MEC

Term loan facility, bearing interest at the London Interbank Offered Rate ("LIBOR") plus 2.0% per annum (4.4% at December 31, 2004) with a maturity date of October 7, 2007, subject to a further extension at MEC's option to October 7, 2009. The facility is guaranteed by the Los Angeles Turf Club, Incorporated ("LATC") and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and The Santa Anita Companies, Inc. ("SAC") and a pledge of all of the outstanding capital stock of LATC and SAC. At December 31, 2004, the term loan is fully drawn and is repayable in monthly principal amounts of $417 thousand until maturity.	73,750	—
Term loan facility repaid during the year.	—	51,100
Promissory note denominated in Canadian dollars bearing interest at the five-year Government of Canada benchmark bank bond rate plus 1.5% per annum, with a maturity date of June 30, 2007. The interest rate is not to be less than 6.0% per annum and cannot exceed 7.0% per annum (6.0% at December 31, 2004). The note is secured by two first mortgages and a debenture against Flamboro Downs racetrack and related real estate. The promissory note is repayable in annual instalments of $2.1 million (Cdn$2.5 million) with the remaining amount due upon maturity.	38,796	38,135
Term loan facility of 17.6 million euros, bearing interest at an implicit rate of 5.2% per annum, collateralized by an assignment of future amounts receivable under the Fontana Sports access agreement, repayable in nine annual principal and interest payments of 2.5 million euros commencing January 1, 2006 until the ninth instalment has been made in 2014.	23,869	—
Term loan facility of 15 million euros, bearing interest at 4.0% per annum with a maturity date of February 9, 2007, secured by a pledge of land and a guarantee by MEC.	20,304	18,887
Term loan facility of 15 million euros, bearing interest at the European Interbank Offered Rate ("EURIBOR") plus 2.0% per annum (4.0% at December 31, 2004) with a maturity date of December 15, 2006, secured by a first and second mortgage on land in Austria owned by a European subsidiary.	20,304	—
Obligation to pay $18.3 million on exercise of either the put or call option for the remaining minority interest in The Maryland Jockey Club, bearing interest at the six-month LIBOR (2.6% at December 31, 2004).	18,312	18,312

	2004	2003

Term loan facilities bearing interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum (5.0% at December 31, 2004) until December 1, 2008, with a maturity date of December 1, 2013. On December 1, 2008, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loans are repayable in quarterly principal and interest payments. The loans are secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of The Maryland Jockey Club.	17,786	18,744
Capital lease (imputed interest rate of 8.5%) maturing April 1, 2027, secured by buildings and improvements at Lone Star Park at Grand Prairie.	15,520	15,521
Term loan facility, bearing interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum (5.0% at December 31, 2004), with a maturity date of December 15, 2019. The term loan is repayable in quarterly principal and interest payments. The loan is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of The Maryland Jockey Club.	10,000	—
Bank term line of credit denominated in euros, bearing interest at EURIBOR plus 0.625% per annum (2.8% at December 31, 2004). The term line of credit is repayable in annual instalments of $3.9 million (2.9 million euros) maturing in July 2006. A European subsidiary of MEC has provided two first mortgages on real estate properties as security for this facility.	7,870	7,328
Obligation to pay Cdn$5.5 million with respect to the extension of Flamboro Downs agreement with the Ontario Lottery and Gaming Corporation regarding the slot facility, bearing interest at the five-year Government of Canada benchmark bank bond rate plus 1.5% per annum. The interest rate is not to be less than 6.0% per annum and cannot exceed 7.0% per annum (6.0% at December 31, 2004).	4,569	4,264
Term loan facility, bearing interest at 7.0% per annum until June 7, 2007, with a maturity date of June 7, 2017. On June 7, 2007 and June 7, 2012, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loan is repayable in quarterly principal and interest payments. The term loan is callable on December 31, 2006 or December 31, 2011. The loan is secured by a deed of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of The Maryland Jockey Club.	4,501	4,712
Unsecured promissory note bearing interest at 6.1% per annum, with a maturity date of September 14, 2005.	2,500	2,500
Other loans to various subsidiaries from various banks and city governments, including equipment loans and a term loan, with interest rates ranging from 4.0% to 9.0%.	1,180	571

	259,261	180,074

Consolidated total debt	266,079	187,005
Less: current portion	18,076	58,618

Consolidated long-term debt	$248,003	$128,387

  (b)
  Prior to the spin-off of MID from Magna, the Real Estate Business' continuing funding requirements were advanced by Magna. These advances bore interest at rates not exceeding the borrowing jurisdiction's bank prime rate and were recorded as part of Magna's net investment.

8.     DEBENTURES

  On December 22, 2004, MID issued Cdn$265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn$995.70 per Cdn$1,000.00 of principal amount. Proceeds to MID, net of Cdn$3.0 million of issue expenses, amounted to Cdn$260.9 million. The Debentures rank equally with all of MID's existing and future senior unsecured indebtedness.

  The Debentures are redeemable, in whole or in part, at MID's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a Debenture, a price equal to the price which, if the Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 42.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 22, 2016. At December 31, 2004, all the notes remained outstanding.

  Interest on the Debentures is payable in Canadian dollars on a semi-annual basis. The discount of Cdn$1.1 million will be accreted into the carrying value of the Debentures over the term to maturity with a corresponding charge to interest expense.

9.     BANK INDEBTEDNESS

  Real Estate Business

  The Company has an unsecured senior revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. or Canadian dollar loans or letters of credit. The credit facility expires on December 23, 2005, unless extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. Currently, the Company is subject to the lowest applicable margin available, with drawn amounts incurring interest at the LIBOR or bankers' acceptance rates plus 1.0%, or the U.S. base or Canadian prime rate. The credit facility contains negative and affirmative financial and operating covenants. At December 31, 2004, the Company was in compliance with all of these covenants. At December 31, 2004, the Company had no borrowings under the facility, but the Company had issued letters of credit totaling $0.3 million.

  MEC

  (a)
  MEC has a senior secured revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries which own and operate Golden Gate Fields, Santa Anita Park, Palm Meadows®, Lone Star Park and the off-track betting operations in Pennsylvania. At December 31, 2004, MEC had borrowings under the facility of $27.5 million (2003 — nil) and had issued letters of credit totalling $21.9 million (2003 — $21.6 million) under the credit facility, such that $0.6 million was unused and available. The credit facility expires on October 10, 2005, unless extended with the consent of both parties.

    The loans under the credit facility bear interest at either the U.S. base rate or LIBOR plus a margin based on MEC's ratio of debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate on the loans outstanding under the credit facility as at December 31, 2004 was 6.0%.

    On February 18, 2005, MEC amended its credit agreement including the financial covenants for this facility. At December 31, 2004, MEC was in compliance with the amended agreement and related financial covenants. However, MEC's ability to continue to meet these financial covenants may be adversely affected by a deterioration in business conditions or results of operations, adverse regulatory developments and other events beyond MEC's control. It is possible that MEC may not be able to meet the financial covenants under the $50.0 million senior revolving credit facility, as currently stated, at the quarterly reporting dates during the remaining term of the facility, which expires on October 10, 2005, unless extended with the consent of both parties. If MEC fails to comply with these financial covenants and the bank is unwilling to waive such a covenant breach or amend the agreement and related financial covenants, it will result in the occurrence of an event of default under the facility, and the bank could, therefore, demand repayment. In addition, as a result of the cross-default provision in The Santa Anita Companies, Inc. term loan facility, a default under the senior secured revolving credit facility would also constitute an event of default under The Santa Anita Companies, Inc. term loan facility, unless waived by the lender, and the lender could therefore demand repayment.

  (b)
  At December 31, 2004, a subsidiary of MEC had a $10.0 million revolving credit facility that was scheduled to mature on September 7, 2004, but was extended until October 28, 2004, at which date the facility was converted to a term loan facility, which matures on December 15, 2019. Accordingly, at December 31, 2004, the amount is included in long-term debt (note 7). At December 31, 2003, borrowings under the facility were $6.7 million and the annual interest rate applicable to these advances then outstanding was 3.7%.

10.   SHARE CAPITAL

  Changes in Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued as part of the spin-off transaction
and outstanding at December 31, 2003	47,582,083	$1,552,901	548,238	$17,893	48,130,321	$1,570,794
Issued on exercise of stock options	30,000	910	—	—	30,000	910

Issued and outstanding, at
March 31, 2004,
June 30, 2004, and
September 30, 2004	47,612,083	1,553,811	548,238	17,893	48,160,321	1,571,704
Issued on exercise of stock options	30,000	968	—	—	30,000	968

Issued and outstanding, December 31, 2004	47,642,083	$1,554,779	548,238	$17,893	48,190,321	$1,572,672

11.   DEFICIT

  Deficit reflects only the operations of the Company subsequent to August 29, 2003, which was the date when Magna's net investment was fixed for the purpose of the distribution of the Company's Class A Subordinate Voting Shares and Class B Shares to Magna's shareholders.

12.   STOCK-BASED COMPENSATION

  (a)
  On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.85 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

    MID grants stock options to certain directors, officers, key employees and consultants to purchase MID's Class A Subordinate Voting Shares. 1/5th of options vest on the date of grant, and remaining options vest over a period of 4 years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

    Activity in MID's option plan was as follows:

	Number	Weighted Average Exercise Price ($Cdn)	Remaining Contractual Life (years)
Stock options outstanding at December 31, 2003	575,000	$31.85	9.7
Options granted	270,000	37.10
Options exercised	(60,000)	31.85
Options cancelled	(295,000)	34.48

Stock options outstanding at December 31, 2004	490,000	$33.16	9.2

Stock options exercisable at December 31, 2004	216,000	$32.44	8.9

    During the three months ended December 31, 2004, 170,000 MID stock options were granted with an exercise price of Cdn$35.62 and a fair value of $7.38 per option. During the three months ended March 31, 2004, there were 100,000 MID stock options granted with a fair value of $7.57 per option. These 100,000 MID stock options and an additional 193,000 MID stock options were subsequently cancelled during the three months ended September 30, 2004. An additional 2,000 MID stock options were cancelled during the three months ended December 31, 2004.

    During the three months ended September 30, 2003 and the year ended December 31, 2003 there were 575,000 MID stock options granted with a fair value of $6.25 per option.

    During each of the three month periods ending March 31, 2004 and December 31, 2004, 30,000 MID options were exercised at a price of Cdn$31.85 per option.

    The fair value of MID stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Months Ended December 31,		Year Ended December 31,
	2004	2003	2004	2003
Risk-free interest rate	3.4%	N/A	3.3%	4.0%
Expected dividend yield	1.24%	N/A	1.23%	1.49%
Expected volatility of MID's Class A
Subordinate Voting Stock	29.8%	N/A	30.0%	30.2%
Weighted average expected life (years)	4.0	N/A	4.0	4.0
  (b)
  MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

    MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

    During the three months ended December 31, 2004, no MEC shares were issued under the MEC Plan. During the year ended December 31, 2004, 199,000 MEC shares were issued under the MEC Plan, including 175,000 MEC shares issued on the exercise of MEC stock options.

    During the three months ended December 31, 2004, no stock options were granted, 122,000 stock options were forfeited and no stock options were exercised or expired. During the year ended December 31, 2004, 200,000 MEC stock options were granted with an average fair value of $2.38 per option, and 366,000 MEC stock options were forfeited.

    During the three months ended December 31, 2003, no stock options were granted, 501,000 stock options were forfeited and no stock options were exercised or expired. During the year ended December 31, 2003, 640,000 MEC stock options were granted with an average fair value of $1.50 per option, 6,000 options were exercised and 1,154,333 stock options were forfeited.

    At December 31, 2004, there were 4,500,500 MEC stock options outstanding with exercise prices ranging from $3.91 to $9.43 per share and a weighted average exercise price of $6.18 per share. There were 3,909,430 MEC stock options exercisable at December 31, 2004 with a weighted average exercise price of $6.14 per share.

    The fair value of MEC stock option grants is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Months Ended December 31,		Year Ended December 31,
	2004	2003	2004	2003
Risk-free interest rate	N/A	N/A	3.0%	2.0%
Expected dividend yield	N/A	N/A	0.84%	0.84%
Expected volatility of MEC's Class A
Subordinate Voting Stock	N/A	N/A	57.4%	53.4%
Weighted average expected life (years)	N/A	N/A	4.0	4.0

    Pro Forma Results Under Fair Value Method

    If the fair value method of accounting for stock-based compensation had been applied to the Company's results prior to the adoption of the fair value method effective January 1, 2004, the Company's pro forma net income would have been as follows:

	Three Months Ended December 31, 2003	Year Ended December 31, 2003
Net income, as reported	$(50,406)	$(32,344)
Stock-based compensation expense — MID	(180)	(930)
Stock-based compensation expense — MEC	(116)	(2,181)
Minority interest in MEC stock-based compensation expense	48	903

Pro forma net income	$(50,654)	$(34,522)

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

13.   DETAILS OF CASH FROM OPERATING ACTIVITIES

  (a)
  Items not involving current cash flows:

	Three Months Ended December 31,		Year Ended December 31,
	2004	2003	2004	2003
Real Estate Business
(Gain) loss on disposal of real estate	$—	$(20)	$(216)	$114
Straight-line rent adjustment	404	91	300	(2,313)
Depreciation and amortization	8,806	8,577	34,211	32,086
Future income taxes	193	3,718	4,350	7,526
Stock-based compensation expense	275	—	1,833	—
Other	(203)	(500)	(83)	(43)

	9,475	11,866	40,395	37,370

MEC
Gain on disposal of real estate	—	(31)	(9,626)	(31)
Depreciation and amortization	10,303	8,740	38,255	31,897
Future income taxes	2,101	(60,817)	(5,081)	(64,155)
Minority interest	(20,049)	(42,844)	(39,775)	(43,957)
Stock-based compensation expense	220	—	972	—
Dilution losses and other (gains)	—	—	(883)	—
Write-down of other assets and fixed assets	—	134,856	26,685	134,856
Other	464	1,276	1,796	3,688

	(6,961)	41,180	12,343	62,298

Eliminations (note 15(a))	85	—	85	—

Consolidated	$2,599	$53,046	$52,823	$99,668

  (b)
  Changes in non-cash balances:

	Three Months Ended December 31,		Year Ended December 31,
	2004	2003	2004	2003
Real Estate Business
Accounts receivable	$(1,286)	$(2,686)	$5,442	$(3,493)
Prepaid expenses and other	453	1,424	318	(512)
Accounts payable and accrued liabilities	1,713	7,130	4,621	8,657
Income taxes payable	(926)	9,113	3,536	1,666

	(46)	14,981	13,917	6,318

MEC
Restricted cash	1,382	(3,517)	(752)	(4,757)
Accounts receivable	(5,151)	2,430	(9,534)	14,945
Prepaid expenses and other	6,849	4,421	740	2,887
Accounts payable and accrued liabilities	(12,208)	17,230	10,984	(3,237)
Deferred revenue	16,287	2,203	8,654	5,411
Income taxes receivable/payable	3,976	1,307	(17)	(1,571)

	11,135	24,074	10,075	13,678

Consolidated	$11,089	$39,055	$23,992	$19,996

14.   SEGMENTED INFORMATION

  The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly owned and publicly traded operations recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with its separate board of directors and executive management.

  The Company's reporting segments are as follows:

  Real Estate Business

  The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

  MEC

  Throughout 2004, MEC operated or managed twelve thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, one greyhound track, and three thoroughbred training centres. In addition, MEC operates off-track betting facilities, XpressBet®, a national Internet and telephone account wagering business, owns and operates HorseRacing TV™, a television channel focused exclusively on horse racing, and owns a 30% equity investment in AmTote. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, and three residential developments in various stages of development in Austria, the United States and Canada.

  The Company's interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

15.   TRANSACTIONS WITH RELATED PARTIES

  Mr. F. Stronach, Magna's Chairman of the Board, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

  (a)
  Loan receivable from MEC

    On December 9, 2004, MID entered into a loan agreement to provide project financing facilities to MEC of $115.0 million for the reconstruction of facilities at Gulfstream Park racetrack in Florida and $77.0 million for the reconstruction and development of The Meadows racetrack and slot facility in Pennsylvania.

    The project financing will be made available through two separate facilities provided by wholly owned subsidiaries of MID to wholly owned subsidiaries of MEC that own and/or operate Gulfstream Park and The Meadows. Advances under the facilities are made available by way of progress draw advances to fund reconstruction of the clubhouse/grandstand facility, backstretch and related site works at Gulfstream Park, and reconstruction of the clubhouse/grandstand facility, slot machine facility and related site works at The Meadows.

    The project financing facilities have terms of 10 years from the relevant completion dates for the construction projects at Gulfstream Park and The Meadows. The anticipated completion dates for Gulfstream Park and The Meadows are the first and fourth quarters of 2006, respectively. Prior to the relevant completion dates, amounts outstanding under each facility will bear interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. At December 31, 2004, the interest rate applicable to the project financing facilities was 5.8%. After the relevant completion date, amounts outstanding under each facility will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2008, payment of interest will be deferred. Commencing January 1, 2008, MID will receive monthly blended payments of principal and interest based on a 25-year amortization period commencing on the relevant completion date.

    The project financing facilities contain cross-guarantee, cross-default and cross-collateralization provisions. Each facility is secured principally by first-ranking security over the lands forming part of the relevant racetrack operations at Gulfstream Park and The Meadows and certain lands adjacent to the racetrack operations at Gulfstream Park and over all other assets of the relevant borrower, excluding licenses and permits. In addition, each borrower covenants not to pledge any licenses or permits held by it and MEC has agreed not to pledge the shares of the borrowers. The Meadows project will require additional financing to fund the cost of other slot related expenditures (slot license and machines, furnishings and equipment), which MEC is expected to seek from third party lenders or investors. MID has agreed, subject to entering into a satisfactory intercreditor agreement, to subordinate its security in The Meadows facility to the third party lender up to a maximum amount of $110.0 million.

    As at December 31, 2004, MID had a balance of $26.4 million due from MEC under the Gulfstream Park project facility including $0.1 million of accrued interest. No amount had been advanced under The Meadows project facility as at December 31, 2004.

    Approximately $3.0 million of costs have been incurred by MEC in association with the project financing. These costs are recognized by MEC as deferred financing costs. At a consolidated level, such costs, and any portion thereof capitalized by MEC, are charged to general and administrative expenses. All interest charged by the Company to MEC on the project financing, and any capitalization thereof by MEC, is eliminated from the Company's consolidated results of operation and financial position.

  (b)
  Proposed offer to take MEC private

    On July 13, 2004, the Company announced an intention to make an offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID.

    On September 16, 2004, the Company announced that it would not proceed with the offer. In the three months ended September 30, 2004, the Company incurred costs related to this proposed offer of $2.7 million which have been included in general and administrative expenses of the Real Estate Business.

    In connection with the intended offer, the Company entered into a share purchase agreement dated July 12, 2004 (the "Share Purchase Agreement") with Fair Enterprise Limited ("Fair Enterprise"), a company controlled by Mr. F. Stronach. Pursuant to the Share Purchase Agreement, the Company purchased from Fair Enterprise 3,682,515 shares of Class A Subordinate Voting Stock of MEC for aggregate consideration of $3.3 million in cash and the issuance, subject to regulatory approval, of 707,725 of the Company's Class A Shares. The Share Purchase Agreement provided Fair Enterprise with an option to repurchase the MEC shares from the Company in the event that, among other things, prior to December 30, 2004, the Company publicly announced that it would not be proceeding with the offer. As a result of the Company not proceeding with the offer, on September 16, 2004 Fair Enterprise exercised its option under the Share Purchase Agreement and repurchased the MEC shares from the Company in consideration for the termination of the Company's obligation to issue the 707,725 Class A Shares and pay the cash consideration (which shares had not been issued and cash consideration had not been paid on such date).

    The Company has recorded an increased amount of the net loss of MEC during the period that the Company owned these additional MEC shares. The recovery of minority interest expense in the Company's consolidated statement of income (loss) for the three months ended September 30, 2004, and year ended December 31, 2004, has been reduced by approximately $1.0 million to reflect the increased amount of MEC losses attributable to the Company during the period of ownership.

    Also included in the Company's consolidated statement of income (loss), in dilution losses and other gains, for the three months ended September 30, 2004, and year ended December 31, 2004, is a non-cash gain on disposal of approximately $1.0 million as a result of the Fair Enterprise repurchase of the MEC shares on September 16, 2004.

  (c)
  MEC option

    In September 2004, a subsidiary of MEC entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan, for $33.5 million, which may serve as the site of MEC's proposed racetrack in Romulus, Michigan. MEC paid the Company $10 thousand for this option. If MEC is unable to obtain a racing license for this site, then MEC would incur a write-down of the costs that have been incurred with respect to entitlements on this property and in pursuit of this license. At December 31, 2004, MEC has incurred approximately $2.8 million of costs related to this property and in pursuit of the license.

  (d)
  Charges to Magna

    Substantially all of the Company's rental revenue relates to leases with Magna and its wholly owned and publicly traded subsidiaries.

    On November 1, 2004, a wholly owned subsidiary of MEC entered into an access agreement with Magna and one of its subsidiaries for their use of the golf course and the clubhouse meeting, dining and other facilities at the Magna Golf Club in Aurora, Ontario. The agreement, which expires on December 31, 2014, stipulates an annual fee of $4.2 million (Cdn.$5.0 million), retroactive to January 1, 2004. During the three months and year ended December 31, 2004, $3.9 million has been recognized in revenue related to this agreement. During the three months and year ended December 31, 2003, $1.1 million and $3.2 million, respectively, were recognized in revenue related to an access agreement that expired on December 31, 2003.

    On November 1, 2004, a wholly owned subsidiary of MEC entered into an access agreement with Magna and one of its subsidiaries for their use of the golf course and the clubhouse meeting, dining and other facilities at Fontana Sports in Oberwaltersdorf, Austria. The agreement, which expires on December 31, 2014 stipulates an annual fee amounting to $3.4 million (2.5 million euros), retroactive to March 1, 2004. During the three months and year ended December 31, 2004, $2.7 million and $3.2 million has been recognized in revenue related to this agreement. During the three months and year ended December 31, 2003, $0.7 million and $3.1 million, respectively, were recognized in revenue related to an access agreement that expired on March 1, 2004.

    MEC has granted Magna a right of first refusal to purchase its two golf courses.

    At December 31, 2004, the Real Estate Business had $2.2 million due from Magna and its subsidiaries (2003 — $10.0 million).

  (e)
  Charges from Magna

    Magna charges the Company for certain administrative services which have continued to be provided following the spin-off of the Company from Magna. In the three months and year ended December 31, 2004, these charges totalled $0.1 million and $0.3 million, respectively (three months and year ended December 31, 2003 — $0.3 million) and are included in the Real Estate Business' general and administrative expenses.

    During the year ended December 31, 2004, MEC incurred $2.7 million (2003 — $1.2 million) of rent for facilities and central shared services to Magna and one of its subsidiaries.

    Included in the Real Estate Business' accounts payable and accrued liabilities at December 31, 2004 are amounts due to Magna and its subsidiaries totaling $0.7 million (2003 — $2.9 million). Included in MEC's accounts payable and accrued liabilities at December 31, 2004 are amounts due to Magna and its subsidiaries totaling $0.6 million (2003 — nil).

    During the nine months ended September 30, 2003, the Company incurred $24.8 million of interest charges from Magna. No interest charges from Magna were incurred subsequent to August 29, 2003, the date when Magna's net investment was exchanged for Class A Subordinate Voting Shares of the Company as part of the Company's spin-off from Magna (see note 7(b)).

  (f)
  Transactions with Amtote

    MEC paid $2.0 million during the year ended December 31, 2004 (2003 — $2.8 million) of rent for totalisator equipment and fees for totalisator services to AmTote, a company in which MEC has a 30% equity interest.

  (g)
  Indemnifications by Magna and subsidiaries

    One of MEC's subsidiaries has been named as a defendant in a class action brought in a United States District Court by various plaintiffs. The plaintiffs in this action claim unspecified compensatory and punitive damages, for restitution and disgorgement of profits, all in relation to forced labour performed by the plaintiffs for such subsidiary and certain other Austrian and German corporate defendants at their facilities in Europe during World War II and certain property right claims. As a result of a reorganization in prior years, MEC acquired the shares of such subsidiary. Under Austrian law, such subsidiary would be jointly and severally liable for the damages awarded in respect of these class action claims. An Austrian subsidiary of Magna has agreed to indemnify such subsidiary for any damages or expenses associated with this case.

  (h)
  Purchases of real estate from Magna

    On December 30, 2004, the Company acquired a 938,000 square foot greenfield facility in Bowling Green, Kentucky from Magna for cash consideration of $45.6 million and the assumption of related development liabilities of $15.3 million. The property was purchased at approximately Magna's carrying value and recorded at the transaction amount.

16.   COMMITMENTS AND CONTINGENCIES

  (a)
  In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

  (b)
  MEC generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

  (c)
  At December 31, 2004, the Company had $7.6 million (Real Estate Business — $3.0 million; MEC — $4.6 million) letters of credit issued with various financial institutions to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

  (d)
  MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As at December 31, 2004, these indemnities amounted to $9.0 million with expiration dates through 2005.

  (e)
  In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly owned subsidiary of MEC, agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at the Pimlico Race Course, Laurel Park, Bowie Training Center and their related facilities and operations. As at December 31, 2004, this commitment was fulfilled.

  (f)
  At December 31, 2004, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $93.8 million (Real Estate Business — $15.2 million; MEC — $78.6 million).

  (g)
  The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004, and expires on June 30, 2005, unless extended by both parties.

    The Maryland Revenue Sharing Agreement enabled wagering to be conducted, both day and evening, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland off-track betting facilities operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to The Maryland Jockey Club and 20% to Rosecroft. Commencing April 19, 2004, The Maryland Jockey Club and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the Maryland Revenue Sharing Agreement. From April 19, 2004 until June 9, 2004, they operated under a state law which precluded The Maryland Jockey Club from operating after 6:15 p.m. without Rosecroft's consent, and the federal Interstate Horseracing Act, which provides that, without the consent of The Maryland Jockey Club, Rosecroft cannot accept simulcast wagering on horse racing during the times that Pimlico or Laurel Park are running live races.

    Since coming into effect on June 9, 2004, The Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and The Maryland Jockey Club agrees to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

    Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and off-track betting facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. At this time, MEC is uncertain as to the likelihood of renewal of this agreement on comparable terms.

  (h)
  MEC's Bay Meadows lease expired on December 31, 2004 and, as a result, certain fixed assets were disposed of for $1.0 million, which resulted in a loss of $0.1 million being recognized on this transaction in the year ended December 31, 2004. MEC is exploring alternative venues, including vacant land that has been purchased in Dixon, California for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex. This project is still in the early stages of planning and is subject to regulatory and other approvals. MEC's operating results will be materially adversely affected at least until such time as an alternative venue can be opened or additional revenue source arrangements secured. There can be no assurance that operating at an alternative venue in the future will be as profitable as the Bay Meadows operation has been. Bay Meadows' earnings before income taxes and minority interest for the year ended December 31, 2004 were $3.1 million.

  (i)
  On December 23, 2004, MEC announced that it would not renew its lease of the Multnomah Greyhound Park in Portland, Oregon when the lease expired on December 31, 2004. The Company purchased the operating rights for the greyhound track in October 2001. Multnomah Greyhound Park had a loss before income taxes for the year ended December 31, 2004 of $2.6 million.

  (j)
  MEC is considering a redevelopment of the entire stable area at Laurel Park (the "Laurel Park Redevelopment"). In the event this redevelopment were to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters. The aggregate carrying value at December 31, 2004 of the assets that would be demolished if the Laurel Park Redevelopment is completed is approximately $3.1 million. If MEC decides to proceed with the Laurel Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, the project would be scheduled to minimize any interference with Laurel Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption of Laurel Park's operations during a racing season and there is risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

  (k)
  MEC is considering a redevelopment of the clubhouse/grandstand at The Meadows ("The Meadows Redevelopment"). In the event MEC obtains a slot machine license for The Meadows and this development were to proceed as currently contemplated, The Meadows Redevelopment would include the construction of a new clubhouse/grandstand with a facility to house slot machines. The aggregate carrying value at December 31, 2004 of the assets that would be demolished if The Meadows Redevelopment is completed is approximately $8.3 million. If MEC decides to proceed with The Meadows Redevelopment and obtains approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, MEC's goal would be to minimize any interference with The Meadows' operations, however, with a project of this magnitude, there will likely be a temporary disruption of The Meadows' operations and there is risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings at The Meadows.

  (l)
  In June 2003, MEC purchased an approximately 22% interest in the real property upon which Portland Meadows is located, and also purchased the long-term rights to operate the facility pursuant to an operating lease. The operating lease requires MEC to pay rent equal to one percent of the wagers made at the track (including wagers on both live and import races), and also an additional percentage of revenues for other activities as follows: (a) one percent of revenues for horse-related activities, including simulcasting of horse races during the non-live season, (b) five percent of revenues not related to horse racing up to $0.8 million, and (c) three percent of revenues not related to horse racing in excess of $0.8 million. As the owner of an approximately 22% interest in the real property, MEC receives approximately 22% of the rent payments, which are applied to the rental payments made by MEC in order to reduce rent expense, which is reflected in MEC's operating costs on the consolidated statements of income (loss).

  (m)
  In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of the Company anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. In April 2004, MEC signed a Pre-Development Management Agreement (the "Agreement"), which governs the activities of the parties and obligates the parties to work together to plan, design, entitle, pre-lease, contract to construct and finance a project. The Agreement also contemplates a conceptual development and business plan for the project. Upon execution of this Agreement, Forest City paid $1.0 million to MEC in consideration for its right to work exclusively with MEC on this project and to secure the performance of its obligations under the Agreement. Forest City and MEC then collectively developed a business plan and Forest City provided an additional $1.0 million to MEC. These two deposits have been included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. Under certain conditions, these deposits may be refundable to Forest City. Under the terms of the Letter of Intent and also the Agreement, MEC may be responsible for additional equity contributions, however to December 31, 2004, MEC has not made any such contributions.

  (n)
  In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and various affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC deposited $0.2 million into a joint account to be used for the purpose of co-funding the development of a business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005. MEC has contributed an additional $0.2 million in 2004. The deposits have been included in MEC's other assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities but to December 31, 2004 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible for additional equity contributions, however to December 31, 2004, MEC has not made any such contributions.

17.   SUBSEQUENT EVENTS

  On January 18, 2005, MID received a letter from a shareholder requisitioning a shareholders' meeting to consider proposals that the MID Board of Directors consider having MID dispose of its equity stake in MEC and convert into a real estate investment trust. The Board of Directors of MID has formed a Special Committee of independent directors of MID to consider these proposals, and has called an annual and special meeting of shareholders for May 4, 2005 at which the proposals will be discussed.

  On February 18, 2005, one of MEC's Canadian subsidiaries entered into a financing arrangement which is collateralized by an assignment of the future amounts receivable under the Magna Golf Club access agreement. MEC received proceeds of $11.1 million (Cdn. $13.7 million) that is repayable in three annual installments of Cdn. $5.0 million commencing January 1, 2006 until the third installment has been made in 2008. The interest rate implicit in the arrangement is 5.1%.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Three Months Ended December 31,		Three Months Ended December 31,		Three Months Ended December 31,
	2004(1)	2003(1)	2004(1)	2003(1)	2004(1)	2003(1)
Revenues
Rental revenue	$33,911	$30,969	$33,911	$30,969	$—	$—
Racing and other	135,467	134,929	—	—	135,467	134,929
Interest income from MEC (note 1)	—	—	85	—	—	—

	169,378	165,898	33,996	30,969	135,467	134,929

Operating costs and expenses
Purses, awards and other	58,114	59,042	—	—	58,114	59,042
Operating costs	81,865	68,687	—	—	81,865	68,687
General and administrative (note 1)	27,188	25,439	4,064	4,916	20,163	20,523
Depreciation and amortization	19,109	17,317	8,806	8,577	10,303	8,740
Interest expense (income), net	6,570	4,883	(321)	(29)	6,891	4,912
Write-down of MEC's long-lived and intangibles assets	—	134,856	—	—	—	134,856

Operating income (loss)	(23,468)	(144,326)	21,447	17,505	(41,869)	(161,831)
Gain (loss) on disposal of real estate	—	51	—	20	—	31

Income (loss) before income taxes and minority interest	(23,468)	(144,275)	21,447	17,525	(41,869)	(161,800)
Income tax expense (recovery)	10,349	(51,025)	3,871	7,194	6,478	(58,219)
Minority interest	(20,049)	(42,844)	—	—	(20,049)	(42,844)

Net income (loss)	$(13,768)	$(50,406)	$17,576	$10,331	$(28,298)	$(60,737)

Basic and diluted loss per Class A Subordinate Voting or Class B Share (note 5)	$(0.29)	$(1.05)

(1)
No pro forma adjustments have been made to results for the three month periods ended December 31, 2003 and 2004.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2004(1)	2003(2)	2004(1)	2003(2)	2004(1)	2003(2)
Revenues
Rental revenue	$128,687	$116,356	$128,687	$116,356	$—	$—
Racing, real estate and other	725,188	705,115	—	—	725,188	705,115
Interest income from MEC	—	—	85	—	—	—

	853,875	821,471	128,772	116,356	725,188	705,115

Operating costs and expenses
Purses, awards and other	339,991	338,996	—	—	339,991	338,996
Operating costs	333,935	277,717	—	—	333,935	277,717
General and administrative	98,544	82,284	25,502	11,826	70,081	70,458
Depreciation and amortization	72,466	64,143	34,211	32,122	38,255	32,021
Interest expense (income), net	25,224	21,122	(963)	(29)	26,187	21,151
Write-down of MEC's long-lived assets	26,685	134,856	—	—	26,685	134,856

Operating income (loss)	(42,970)	(97,647)	70,022	72,437	(109,946)	(170,084)
Gain (loss) on disposal of real estate	9,842	(83)	216	(114)	9,626	31
Dilution (losses) and other gains	883	—	—	—	883	—

Income (loss) before income taxes
and minority interest	(32,245)	(97,730)	70,238	72,323	(99,437)	(170,053)
Income tax expense (recovery)	16,030	(37,868)	17,975	22,489	(1,945)	(60,357)
Minority interest	(39,775)	(45,373)	—	—	(39,775)	(45,373)

Net income (loss)	$(8,500)	$(14,489)	$52,263	$49,834	$(57,717)	$(64,323)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share	$(0.18)	$(0.30)

(1)
No pro forma adjustments have been made to results for the year ended December 31 2004.

(2)
See note 2 to the pro forma consolidated statements of income (loss) for details of pro forma adjustments made to the statements of income (loss) for the year ended December 31, 2003.

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(Unaudited)

1.     BASIS OF PRESENTATION

  The unaudited pro forma consolidated statements of income (loss) of MI Developments Inc. (the "Company") have been prepared from the Company's consolidated statements of income (loss) for the three months and year ended December 31, 2003. The pro forma consolidated statements of income (loss) have been prepared on the basis of the assumptions and adjustments described in note 2 below and should be read in conjunction with the interim consolidated financial statements as at and for the three months and year ended December 31, 2004 and 2003 ("Consolidated Financial Statements") of the Company, including the related notes thereto.

  The pro forma consolidated statements of income (loss) have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Pro forma adjustments apply only to results for the nine months ended September 30, 2003. No pro forma adjustments were required for the three months ended December 31, 2003 and the three months and year ended December 31, 2004.

  The pro forma consolidated statements of income (loss) are not necessarily indicative of the results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to below.

  Financial data and related measurements are presented on the pro forma consolidated statements of income (loss), in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments. Related party transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments are eliminated in the pro forma consolidated results of operations of the Company.

2.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  The following tables illustrate the pro forma adjustments made to the statements of income (loss) for the year ended December 31, 2003.

		Pro Forma Adjustments
Year Ended December 31, 2003	Consolidated	Real Estate Business		Magna Entertainment Corp.		Pro Forma Consolidated
		Note 2(a)		Note 2(b)
Revenues
Rental revenue	$116,180	$176	(i)	$—		$116,356
Racing, real estate and other	697,786	—		7,329	(i)	705,115

	813,966	176		7,329		821,471

Operating costs and expenses
Purses, awards and other	336,770	—		2,226	(i)	338,996
Operating costs	275,114	—		2,603	(i)	277,717
General and administrative	79,975	864	(ii)	1,445	(i),(ii)	82,284
Depreciation and amortization	63,983	36	(i)	124		64,143
Interest expense (income), net	40,178	(25,061)	(iii)	6,005	(i),(ii)	21,122
Write-down of MEC's long-lived and intangible assets	134,856	—		—		134,856

Operating income (loss)	(116,910)	24,337		(5,074)		(97,647)
Loss on disposal of real estate	(83)	—		—		(83)

Income (loss) before income taxes and minority interest	(116,993)	24,337		(5,074)		(97,730)
Income tax expense (recovery)	(40,692)	4,475	(iv)	(1,651)	(i),(ii)	(37,686)
Minority interest	(43,957)	—		(1,416)	(iii)	(45,373)

Net income (loss)	$(32,344)	$19,862		$(2,007)		$(14,489)

  The pro forma consolidated statements of income (loss) have been presented assuming that Magna International Inc. ("Magna") completed the spin-off of the Company as a separate public company as of January 1, 2002, and give effect to the following items as of these respective dates:

  (a)
  Real Estate Business

  (i)
  Tesma facilities

      On January 31, 2003, the Company purchased three properties from Tesma International Inc. ("Tesma"), a subsidiary of Magna, for cash consideration of $25.0 million and leased them back to Tesma under operating leases. The pro forma consolidated statement of income (loss) year ended December 31, 2003 includes adjustments to revenues of $176 thousand and depreciation expense of $36 thousand related to these properties.

    (ii)
    General and administrative expenses

      General and administrative expenses have been adjusted to reflect incremental committed executive compensation costs.

    (iii)
    Elimination of historical intercompany interest

      The adjustments to interest expense in the pro forma consolidated statements of income (loss) give pro forma effect to the elimination of interest expense on historical advances from Magna since all intercompany advances were eliminated in the initial capitalization of the Company.

    (iv)
    Tax adjustments

      The pro forma consolidated statements of income (loss) reflect the tax effect on the foregoing Real Estate Business adjustments, where applicable, computed at assumed income tax rates as follows:

For the Year Ended December 31, 2003
Canada	36.6%
United States	38.0%
Mexico	34.0%
Austria	34.0%
Germany	40.1%
Spain	35.0%

      In addition, in conjunction with the spin-off transactions, the legal structure of the Company was amended. The pro forma consolidated statements of income (loss) reflect the tax impact resulting from this reorganization as if it had been implemented on January 1, 2002.

  (b)
  Magna Entertainment Corp.
  (i)
  Acquisitions

      The pro forma consolidated statements of income (loss) reflect the April 16, 2003 transfer of the shares of Ontario Racing Inc., which acquired Flamboro Downs ("Flamboro") in Hamilton, Ontario in October 2002, to Magna Entertainment Corp. ("MEC") as if it had been completed effective January 1, 2002.

      The pro forma consolidated statement of income (loss) for the year ended December 31, 2003 includes adjustments related to the Flamboro acquisition as follows:

Year Ended December 31, 2003
Revenues	$7,329
Purses, awards and other	2,226
Operating costs	2,603
General and administrative	1,129
Depreciation and amortization	124
Interest expense, net	616

Operating income	631
Income tax expense	631

Net income	$—

    (ii)
    Convertible subordinated notes

      On June 2, 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes. The pro forma consolidated statements of income (loss) reflect the MEC convertible subordinated notes as if they were issued effective January 1, 2002, including the tax effect on the foregoing adjustment at the assumed income tax rate of 40%.

      The pro forma consolidated statement of income (loss) for the year ended December 31, 2003 includes adjustments to general and administrative expenses of $0.3 million, interest expense of $5.4 million and income tax recovery of $2.3 million related to these convertible subordinated notes.

    (iii)
    Minority interest expense

      The pro forma consolidated statements of income (loss) include a minority interest charge related to the MEC pro forma adjustments. Minority interest expense has been recorded at 41.4% for the year ended December 31, 2003.

  (c)
  Other

    The pro forma earnings per share for the year ended December 31, 2003 are based on the assumption that 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares were issued and outstanding during those periods.

3.     REAL ESTATE BUSINESS — PRO FORMA FUNDS FROM OPERATIONS

  The Company measures and presents funds from operations for the Real Estate Business because it is a measure that is widely used by analysts and investors in evaluating the operating performance of real estate companies. However, funds from operations does not have standardized meaning under Canadian GAAP and therefore is unlikely to be comparable to similar measures presented by other companies.

  The Real Estate Business' funds from operations is based on pro forma information prepared in accordance with Canadian GAAP as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2004	2003	2004	2003
Net income	$17,576	$10,331	$52,263	$49,834
Add back (deduct) non-cash items:
Depreciation and amortization	8,806	8,577	34,211	32,122
Future income taxes	193	3,718	4,350	7,526
Stock-based compensation expense	275	—	1,833	—
Straight-line rent adjustment	404	91	300	(2,313)
Loss (gain) on disposal of real estate	—	(20)	(216)	114

Pro forma funds from operations	$27,254	$22,697	$92,741	$87,283

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES REAL ESTATE BUSINESS RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS (U.S. dollars in thousands, except per share figures) (Unaudited)
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (U.S. dollars in thousands, except per share figures) (Unaudited)
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (U.S. dollars in thousands, except per share figures) (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS (DEFICIT) (U.S. dollars in thousands) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. dollars in thousands) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. dollars in thousands) (Unaudited)
CONSOLIDATED BALANCE SHEETS (U.S. dollars in thousands) (Unaudited)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted) (All amounts as at December 31, 2004 and 2003 and for the three months and year ended December 31, 2004 and 2003 are unaudited)
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (LOSS) (U.S. dollars in thousands, except per share figures) (Unaudited)
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (LOSS) (U.S. dollars in thousands, except per share figures) (Unaudited)
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (LOSS) (All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted) (Unaudited)